SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOTIE THERAPIES OYJ

(Name of Subject Company)

BIOTIE THERAPIES OYJ

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 80 Shares
Option rights issued under the December 6, 2011 option plan (“2011 Option Rights”)
Option rights issued under the January 2, 2014 option plan (“2014 Option Rights”)
Option rights issued under the January 4, 2016 option plan (“2016 Option Rights”)
Share units issued under the December 6, 2011 equity incentive plan (“2011 Share Rights”)
Share units issued under the January 2, 2014 equity incentive plan (“2014 Share Rights”)
Option rights issued under the Swiss option plan dated June 18, 2008 (“Swiss Option Rights”)
Warrants issued on May 28, 2015 (“Warrants”)

(Title of Class of Securities)

FI0009011571 (Shares)

09074D103 (ADSs)
None (2011 Option Rights)
None (2014 Option Rights)
None (2016 Option Rights)
None (2011 Share Rights)
None (2014 Share Rights)
None (Swiss Option Rights)
None (Warrants)
(CUSIP Number of Class of Securities)

Timo Veromaa

Chief Executive Officer

Biotie Therapies Oyj

Joukahaisenkatu 6, FI-20520

Turku, Finland

(+358) 2 274-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael Davis

Sophia Hudson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 11, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Biotie Therapies Oyj, or Biotie Therapies Corp. in English, a public limited liability company organized under the laws of Finland (the “Company”). The Schedule 14D-9 relates to the tender offer by Acorda Therapeutics, Inc., a corporation organized under the laws of Delaware (the “Offeror”) to purchase all Outstanding Shares, ADSs and Outstanding Equity Instruments of the Company, as described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offeror with the SEC on March 11, 2016.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph under the heading “(e) Forward-Looking Statements”:

“(f) Expiration of the Initial Offer Period; Subsequent Offer Period; Compulsory Redemption

On April 8, 2016 at 4:00 p.m. (Finnish time) / 9:00 a.m. (New York time), the Initial Offer Period expired. The Company has been informed by the Offeror that, as of the expiration of the Initial Offer Period, a total of 656,398,583 Shares, 3,120,541 ADSs, 435,000 2011 Option Rights, 5,120,125 2014 Option Rights, 12,401,120 2016 Option Rights, 1,949,116 Swiss Option Rights, 25,000 2011 Share Rights, 3,132,188 2014 Share Rights and 220,400,001 Warrants were validly tendered and not withdrawn pursuant to the Offer, representing approximately 93.77% of the issued and outstanding Shares and voting rights of the Company, calculated on a Fully Diluted Basis, and satisfying the Minimum Acceptance Condition.

All Conditions have been satisfied, and the Offeror has accepted the Equity Interests validly tendered and not withdrawn as of the expiration of the Initial Offer Period. The Offeror will complete the Offer in accordance with its terms and conditions. The final results of the Offer will be announced by the Offeror on April 13, 2016, and the consideration will be paid to the holders of Equity Interests who have validly tendered and not withdrawn their Equity Interests as of the expiration of the Initial Offer Period on or about April 18, 2016, in accordance with the terms and conditions of the Offer.

In order to allow holders of Equity Interests who had not tendered their Equity Interests by the expiration of the Initial Offer Period to tender their Equity Interests, the Offeror may decide to commence a Subsequent Offer Period in accordance with the terms and conditions of the Offer. Any decision to commence a Subsequent Offer Period will be announced in connection with the Offeror’s confirmation and announcement of the final results of the Offer on April 13, 2016.

The Offeror’s intent is to acquire all the Equity Interests of the Company. As the Offeror will own greater than 90% of the issued and outstanding Shares and voting rights of the Company, calculated on a Fully Diluted Basis, after the settlement of the Equity Interests already tendered in the Offer, the Offeror intends to initiate compulsory redemption judicial arbitration proceedings for the remaining issued and outstanding Shares and ADSs in accordance with Finnish law.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented:

Exhibit No.	Description
(a)(1)(N)	Stock Exchange Release, dated April 11, 2016 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company on April 11, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOTIE THERAPIES OYJ
By:	/s/ Timo Veromaa
	Name:	Timo Veromaa
	Title:	President and Chief Executive Officer

Dated: April 11, 2016